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                                         Filed by First Federal Bancshares, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                             Subject Company: PFSB Bancorp, Inc.
                                                    Commission File No.: 0-25355



         On November 7, 2002, First Federal Bancshares, Inc., a Delaware Corporation, issued the following press release:

PRESS RELEASE

*FOR IMMEDIATE RELEASE*

            FIRST FEDERAL BANCSHARES, INC. RECEIVES OFFICE OF THRIFT
               SUPERVISION APPROVAL TO ACQUIRE PFSB BANCORP, INC.

         Colchester, Illinois, November 7, 2002-- First Federal Bancshares, Inc. (Nasdaq: FFBI) announced that it has received the approval of the Office of Thrift Supervision to acquire PFSB Bancorp, Inc. (OTCBB: PFSI), Palmyra, Missouri. Upon completion of the acquisition, PFSB Bancorp will be merged with and into First Federal Bancshares and PFSB Bancorp's wholly-owned subsidiary, Palmyra Savings, will be merged with and into First Federal Bank, a wholly-owned subsidiary of First Federal Bancshares, Inc.

           The merger is subject to certain conditions, including the approval of the shareholders of PFSB Bancorp at PFSB Bancorp's special meeting of stockholders to be held on November 13, 2002. The companies expect to complete the merger on November 22, 2002.

FORWARD-LOOKING STATEMENTS

         This news release contains certain forward-looking statements about the proposed merger of First Federal Bancshares and PFSB Bancorp. These statements include statements regarding the anticipated closing date of the transaction. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected include delays in completing the merger and changes in the securities markets.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

         SHAREHOLDERS OF PFSB BANCORP AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT IS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AS AMENDED,




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THAT FIRST FEDERAL BANCSHARES HAS FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION ("SEC") IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT FIRST FEDERAL BANCSHARES, PFSB BANCORP, THE MERGER, THE PERSONS SOLICITING PROXIES IN THE MERGER AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS. Investors are able to obtain all documents filed with the SEC by First Federal Bancshares and PFSB Bancorp free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Federal Bancshares are available free of charge from the Corporate Secretary of First Federal Bancshares at 109 East Depot Street, Colchester, Illinois, 62326, telephone (309) 776-3225. Documents filed with the SEC by PFSB Bancorp are available free of charge from the Corporate Secretary of PFSB Bancorp at 123 West Lafayette Street, Palmyra, Missouri 63461, telephone (573) 769- 2134. Read the proxy statement/prospectus carefully before making a decision concerning the merger.

For further information contact:

James J. Stebor
President and Chief Executive Officer
First Federal Bancshares, Inc.
(217) 224-8686



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